Date: September 29, 2010	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities
Subject: ENERPLUS RESOURCES FUND

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	25-10-2010
Record Date for Voting (if applicable) :	25-10-2010
Beneficial Ownership Determination Date :	25-10-2010
Meeting Date :	09-12-2010
Meeting Location (if available) :	Grand Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta
Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	29274D604	CA29274D6046
CLASS B LP UNITS	292768108	CA2927681080

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENERPLUS RESOURCES FUND